                                                                 File No. 69-308



                                   Form U-3A-2



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                      Statement by Holding Company Claiming

                         Exemption Under Rule 2 from the

                    Provisions of the Public Utility Holding

                               Company Act of 1935




                           INTERNATIONAL PAPER COMPANY

                           INTERNATIONAL PAPER COMPANY

         International Paper Company ("International Paper") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("HCA"), and submits the following information:

         1. International Paper is a New York corporation whose principal executive offices are located at Two Manhattanville Road, Purchase, New York 10577. International Paper's principal businesses include the production worldwide of printing and writing papers, paperboard and packaging, wood products and the distribution of paper and office supply products in both North America and Europe. It also produces pulp, laminated products and specialty products, chemicals and minerals. For more than half a century, International Paper has been primarily engaged in businesses other than the business of an "electric utility company" as defined in Section 2(a)(3) of the HCA. (See International Paper Company, 9 SEC 938 (1941)). The names, addresses and places of organization of International Paper's subsidiaries, other than any exempt wholesale generator ("EWG") or foreign utility company in which International Paper directly or indirectly holds an interest, are set forth on Attachment I. Financial information by industry segment of International Paper and subsidiaries for 1997-1999 is set forth in Exhibit A-1 (to be provided by subsequent supplemental filing). On June 16, 2000 International Paper acquired a controlling interest in Champion International Corporation, "Champion" and operated Champion as a wholly owned subsidiary of International Paper until December 31, 2000 at which time Champion was merged into International Paper.

         2. (a) The subsidiaries of International Paper which are "electric utility companies" as defined in Section 2(a)(3) of the HCA are Saratoga Development Corporation ("Saratoga") and IP-Hydro L.L.C., "IP-Hydro". Saratoga is a New York corporation having its principal executive offices at Two Manhattanville Road, Purchase, New York 10577. Saratoga has as its principal business its activities as a general partner (owning a 50% partnership interest) of Curtis/Palmer Hydroelectric Company L.P. ("Curtis/Palmer"), a New York limited partnership. IP-Hydro is a Delaware limited liability company having its principal executive offices at Two Manhattanville Road, Purchase, New York 10577. IP-Hydro has as its principal business activities its activities as a general and limited partner (owning a 50% partnership interest) of Curtis Palmer. (In November of 2000 IP-Hydro acquired the 50% partnership interest in Curtis Palmer which had been previously held by three partners who were not affiliated with International Paper. Curtis/Palmer owns and operates the existing Curtis/Palmer Falls hydroelectric project in New York State under a license from the Federal Energy Regulatory Commission ("FERC"). The Curtis/Palmer project has a capacity of approximately
58.8 MW. Since it began operation in late 1985, all the output of the Curtis/Palmer project has been sold at wholesale to Niagara Mohawk Power Corporation, a nonaffiliated public utility providing electric service at wholesale and retail in New York State.

         2.(b) International Paper owns directly or indirectly interests in three other FERC license hydroelectric power projects which sold electric energy in 2000, as follows: (i) the Otis project on the Androscoggin River, 50% of which is owned by a partnership in which Chisholm Development Corporation (a wholly owned subsidiary of International Paper, see Attachment I) is a general partner and which has a capacity of approximately 10 MW; (ii) the Woronoco project on the Westfield River in Massachusetts which is owned directly by International Paper and has a capacity of approximately 3 MW; and (iii) the Turners Falls project on the Connecticut River in Massachusetts which is owned directly by International Paper and has a capacity of approximately .937 MW. Because these facilities are "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act ("PURPA"), their ownership and operations does not cause International Paper to be a public utility company within the meaning of the HCA.

         2. (c) International Paper also owns twelve qualified cogeneration facilities which sold electric energy in 2000: the Androscoggin Facility in Jay, Maine which has a capacity of approximately 80.0 MW; the Eastover Facility in Eastover, South Carolina, which has a capacity of 109 MW; the Erie Facility in Erie, Pennsylvania, which has a capacity of approximately 42 MW; the Lock Haven Facility in Lock Haven, Pennsylvania, which has a capacity of approximately 22 MW; the Leola Facility in Leola, Arkansas, which has a capacity of approximately
7.5 MW; the Natchez Facility in Natchez, Mississippi, which has a capacity of approximately 23.4 MW; the Riverdale Facility in Selma, Alabama, which has a capacity of approximately 104 MW; the Savannah Facility in Savannah, Georgia, which has a capacity of approximately 160 MW; the Ticonderoga Facility in Ticonderoga, New York, which has a capacity of approximately 42 MW; the Vicksburg Facility in Vicksburg, Mississippi, which has a capacity of approximately 54 MW; the Pensacola Facility (former Champion), in Pensacola, Florida with a capacity of approximately 92 MW; the Bucksport Facility (former Champion) in Bucksport, Maine which has a capacity of approximately 93 MW. In addition, as a result of the Champion acquisition, International Paper holds a 28% tenancy in common undivided ownership interest in a recently completed 176 MW qualifying cogeneration facility, the "Bucksport Energy

Center" adjacent to the Bucksport Facility in Bucksport, Maine. Because all of these facilities are "qualifying facilities" within the meaning of PURPA, their ownership and operation does not cause International Paper to be a public utility company within the meaning of the HCA.

         3. (a) The only sales of electric energy by International Paper and its subsidiaries during calendar year 2000 were at wholesale and were as follows:


Hydropower                                  MWH                  Revenues
----------                                  ---                  --------
Curtis/Palmer Hydroelectric Company (1)     331,600           $ 41,284,200.00
Otis Hydroelectric Company (2)               54,012           $  2,305,412.55
Woronoco                                      3,795           $    148,851.00
Turners Falls                                 3,353           $     96,711.00


(1) International Paper controls 50% of Curtis/Palmer through its subsidiary Saratoga Development Copororation and 50% of Curtis/Palmer through its subsidiary, IP-Hydro L.L.C.

(2) International Paper controls 50% of Otis through its subsidiary Chisholm Development Corporation.


Other Qualifying Facilities                 MWH                  Revenues
---------------------------                 ---                  --------
Androscoggin                                     92           $    287,986.10
Eastover                                     22,618           $    557,889.04
Erie                                          1,281           $     34,469.52
Leola                                         1 242           $     28,251.57
Lockhaven                                     4,096           $    150,219.39
Natchez                                          19           $        403.03
Riverdale                                    20,131           $    506,359.00

Savannah                                          24,189      $     964,880.00
Ticonderoga                                           49      $       3,901.00
Vicksburg                                            439      $      25,336.00
Pensacola                                            712      $      14,960.14
Bucksport                                        179,251      $  15,146,439.12
Bucksport Energy Center                           92,943      $   5,733,524.19
                                                --------           ----------------
         Total (including previous page)         740,022      $  67,289,792.65


         3. (b) and (c) In 2000, International Paper and its subsidiaries did not distribute or sell, at retail or wholesale, any electric energy or natural or manufactured gas distributed outside the state in which each such company is organized.

         3. (d) In 2000, other than for its own consumption, International Paper and its subsidiaries did not purchase any electric energy, natural gas or manufactured gas purchased outside the state in which each such company is organized or at the state line.

         4. During 2000, International Paper had no interest, direct or indirect, in an EWG or a foreign utility company. As a result, no Exhibit C is included herewith.

                                                                       EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, as follows:

         (1) The financial statements of the claimant for the year ended December 31, 2000, have not been finalized, and when they are ready a copy of claimant's Annual Report to its shareholders containing consolidated financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

         (2) The Income Statement and Balance Sheet as of December 31, 2000, of Saratoga Development Corporation, a wholly owned subsidiary of claimant and a general partner of Curtis/Palmer Hydroelectric Company L.P., a New York limited partnership.

         (3) The Statement of Income and Balance Sheet as of December 31, 2000, of IP-Hydro and Curtis/Palmer Hydroelectric Company L.P. have not been finalized, and when they are ready a copy of each will be filed with the Securities Exchange Commission as an amendment to this filing.

                                    Signature

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.


                                   INTERNATIONAL PAPER COMPANY
                                        (Name of Claimant)


                                   By: /s/ Andrew R. Lessin
                                      ______________________
                                       Vice President & Chief Accounting Officer




Attest:



/s/ Barbara L. Smithers
_______________________
         Secretary




         Name, title, and address of officer or officer's representative to whom notices and correspondence concerning this statement should be addressed:

                                             Michael K. Chapman, Esq.
                                             Senior Counsel - Energy & Logistics
                                             International Paper Company
                                             6400 Poplar Avenue
                                             Memphis, TN 39197

                                  ATTACHMENT I


                           INTERNATIONAL PAPER COMPANY


                                       AND


                                  SUBSIDIARIES

                   SUBSIDIARIES (more than 50% voting control)
                           (excluding shelf companies)
                         OF INTERNATIONAL PAPER COMPANY
                            (a New York corporation)


                             Two Manhattanville Road
                            Purchase, New York 10577




Subsidiaries at the left margin are directly owned by International Paper
Company.

Subsidiaries at the first indention are owned by the subsidiaries at the left margin.

Subsidiaries indented further are owned by the subsidiaries under which they are indented.

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
ABC Container Corporation                             Two Manhattanville Road, Purchase, NY 10577                      DE
Alcor Envelope Company, Inc., The                     160 Elm Avenue, Hamburg, NY 14075                                NY
Allegheny Railroad Company                            Two Manhattanville Road, Purchase, NY 10577                      PA
American Central Corporation                          3 Paragon Drive, Montvale, NJ 07645                              MI
  American Central Company (a Massachusetts Trust)    3 Paragon Drive, Montvale, NJ 07645                              MA
  Grandland Corporation                               3731 S. Braden Place, Tulsa, OK                                  OK
Anitec Image International B.V.                       Nieuwenheizenweg 10, 2314 XR Leiden, Netherland                  NET
Arizona Chemical AS                                   Greakerveien 127, N-1720, Greaker, Norway                        NOR
Arizona Chemical Company                              1001 E. Business, Highway 98, Panama City, FL                    DE
Arizona Chemical Oy                                   P.O. Box 165, Fin-90101 Oulo, FIN                                FIN
  Velarium Oy Ab                                                                                                       FIN
Beckett Paper Company, The (nameholding company)      Two Manhattanville Road, Purchase, NY 10577                      DE
Bodcaw Company                                        Two Manhattanville Road, Purchase, NY 10577                      DE
Camp Manufacturing Company (inactive)                 Franklin, VA 23851                                               VA
Cartonajes International, S.A.                        General Yague 20,2B, 28020 Madrid, Spain                         SPA
Cartonejas Union S.A.                                 Germanias 23, 1-A, 46700 Gandia (Valencia) Spain                 SPA
  Inducar                                             Apartado 156, 38200 La Lagune (Tenerife), Spain                  SPA
Champion International Corporation
  See attached charts of Champion subsidiaries and
  inactives
Champlain Investments (Bermuda), Inc.                 Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM     DE
                                                        DX, Bermuda
  Trout Creek Equipment Leasing, L.P.                 c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001           DE
                                                        Zurich, Switzerland
    Ticonderoga Assets, Inc.                          c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001           DE
                                                        Zurich, Switzerland
    Ticonderoga Assets II, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
Chisholm Development Corporation                      Two Manhattanville Road, Purchase, NY 10577                      ME
Emballages Laurent S.A.                               Ave. Louis Jacques Thenard, 71 100, Chalon-sur-Saone, France     FRA
Envases Internacional S.A                             Edificio Seguros Sudamerica, Penthouse G, Avenida                VEN
                                                      Francisco de Miranda, Urb. El Rosal, Caracas, Venezuela
FPB Augusta, Inc.                                     Two Manhattanville Road, Purchase, NY 10577                      DE
FPB Property Holdings Corporation                     Two Manhattanville Road, Purchase, NY 10577                      DE
Federal Forestlands, Inc.                             Two Manhattanville Road, Purchase, NY 10577                      DE
Food Pack S.A.                                        Panamericana Norte 5201, Renca, Santiago, Chile                  ARG
  Food Pack Argentina S.A.
Forest Land Investments, Inc.                         Two Manhattanville Road, Purchase, NY 10577                      DE
Fort Ticonderoga Investments, Inc.                    Two Manhattanville Road, Purchase, NY 10577                      DE
GCO Minerals Company                                  1600 Smith Street, Suite 3600, Houston, TX 77002                 TX
  IP Farms, Inc.                                      1600 Smith Street, Suite 3600, Houston, TX 77002                 DE
    Chocolate Bayou Water Company                     1600 Smith Street, Suite 3600, Houston, TX 77002                 DE
    IPF, Inc. (liquidated early 2001)                 1600 Smith Street, Suite 3600, Houston, TX 77002                 DE
Green Mountains Holdings A.G.                         Schlumpf & Partner, Treuhand AG, Lowenstrasse 1, 8001, Zurich   SWIT
Hammermill Paper Company (inactive)                   Two Manhattanville Road, Purchase, NY 10577                      DE
Horsell, Limited                                      Howley Park Estate, Morley, Leeds LS27 OQT, England              ENG

                                                                               2

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
Ilford Anitec S.a.r.L.                                Thiebaud & von der Weid, Advocats, Rue de Romont 35, CH-1700    SWIT
                                                        Fribourg, Switzerland
Imperial Bondware Corp. -- Dissolved                  Two Manhattanville Road, Purchase, NY 10577                      OH
  Federal Paper Board (India), Inc.                   Two Manhattanville Road, Purchase, NY 10577                      DE
Impresora del YagueYaque, C. por A.                   Autopista Santiago Navarrete, Kilometro 2 1/2, Santiago,         DOM
                                                        Dominican Republic
International Logging Corporation                     Two Manhattanville Road, Purchase, NY 10577                      NY
International Paper -- 3, Inc.                        Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper -- 16, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE

  International Paper de Mexico, S.A. de C.V.         Carr. 57 Queretaro-San Luis Potosi, Km. 60.2, 37980, San         MX
                                                        Jose Iturbide, Guanajualo, Mexico
    International Paper Envases de Mexico, S.A. de    Montes Urales 723 P.B. Lomas de Chapultepec, Delegacion          MX
      C.V.                                              Miguel Hidalgo, Mexico, DF 11000 Mexico
  International Paper Comercial de Mexico, S.A. de    Independencia 800 Altos, Col Centro, 31000 Chihuahua, Mexico
      C.V.
  International Paper Tecnologia en Empaque, S.A.     Montes Urales 723 -- PH, Col. Lomas de Chapultepec, 11000        MX
    de C.V.                                             Mexico, D.F.
  Oficina Central de Servicios, S.A. de C.V.          Av. Herolco Colegio Militar 3705, Col. Mombre de Dios, C.P.      MX
                                                        31110 Mexico
  Papelera Kif de Mexico, S.A. de C.V.                Av. Lopez Mateos No. 2050, Interior A42, Col. Jardines de        MX
  xpedx, S.A. de C.V.                                   San Jose, 32390 Cd. Juarez, Chihuahua, Mexico
International Paper -- 22, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE

  International Paper Foreign Sales Corporation       Trident Trust Company (V.I.), Suite 208
                                                      Citibank Building, Veterans Drive, Charlotte Amalle             USVI
                                                      St. Thomas, U.S. V.I. 00801
International Paper -- 26, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper -- 34, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
  Bolsaflex, S.A.                                     Avenida Derqui 3906, Buenos Aires, Argentina                     ARG
International Paper -- 35, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
  Envases Puras de Columbia                           Columbia
International Paper (Asia) Limited                    1401-1407 Shui On Centre, 6-8 Harbour Rd., Wanchai, Hong Kong    HK
International Paper (Belgium) S.A.                    Blvd. de la Woluwe 100, 1200 Brussels, Belgium                   BEL
International Paper (Bermuda), Inc.                   Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM     DE
                                                        DX, Bermuda
  Georgetown Assets Inc.                              c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001           DE
                                                        Zurich, Switzerland
  Georgetown Equipment Leasing Associates, LP         c/o Pestalozzi, Gmuer & Patry, Lowenstrasse 1, CH-9001           DE
                                                        Zurich, Switzerland
    Georgetown Assets II Inc.                         Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Brasil Ltda.                      Rua Saloado Amarillo Goncalves Quieros, Sao Paulo SP, Brazil     BRA
International Paper Canada, Inc.                      c/o Borden & Elliot, 40 King St., Suite 4400 Toronto,            CAN
                                                        Ontario, Canada M5H 3Y4
  Akrosil Canada, Inc.                                7575 Kimbel St., Suite 14, Mississauga, Ontario, Canada L5S 1C8  CAN
International Paper Capital Formation, Inc.           Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Chile, S.A.                       Evaristo Lillo, 1126 Piso, Las Condes, Santiago, Chile          CHILI

                                                                               3

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
International Paper Cogeneration of Maine, Inc.       Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Company (Delaware) (inactive)     Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Company de Venezuela, C.A.        Edificio Seguros Sudamedca, Penthouse G. Avenue Tamanaco         VEN
                                                        Cruce con Avenida,
                                                      Francisco de Miranda, Urb. El Rosal -- Chacao Miranda,
                                                        Caracas, Venezuela Jet Cargo International
                                                        P.O. Box 02001, Miami, FL 3102
International Paper Company (Europe) Ltd.             Talacker 41, 8001, Zurich, Switzerland                          SWIT
International Paper Company Foundation                Two Manhattanville Road, Purchase, NY 10577                      NY
  (Non-profit)
International Paper Company (Japan) Limited           The Imperial Tower, 1-1, 10th Floor, 1-1 Uchisaiwaicho           DE
                                                        1-chome, Chiyoda-ku, Tokyo 100-0011, Japan
International Paper Company Pty. Limited              Levels 27-35, No. 1 O'Connell St., Sydney N.S.W. 2000            AUS
                                                        Australia
  Continental Cup (joint venture/partnership)         37-53 Eurora Street, Kingston QLD, Australia 4114                AUS
International Paper de Argentina S.A.                 Avda. Federcio Lacroze 2252, 7th Floor, 'B,' Federal             ARG
                                                        District, Buenos Aires, Argentina
International Paper de El Salvador, S.A. de C.V. FN   Km. 7 1/2 Boulevard, Del Ejercifo Nacional,                     ELSA
                                                        Soyapango, El Salvador, Central America
International Paper Deutschland, Inc.                 Two Manhattanville Road, Purchase, NY 10577                      DE
  International Paper Deutschland, Inc. & Co.         An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany              GER
    Holdings KG
    Gartensiedlungsgesellschaft Gronauer Wald mbH     An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany              GER
      Gartensiedlungs-Gesellschaft Gronauer           An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany              GER
      Wald mbH & Co. Immobilien oHG
    Strunder Spedition GmbH                           Senefelderstrasse 15, 51469 Bergisch Gladbach, Germany           GER
  Zanders Feinpapiere AG (Zanders Feinpapiere AG      An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany              GER
    and its subsidiaries were recently sold)
    Zanders France, S.A.                              Zone Indusidelle, Route de Piscop -- 95530,                      FRA
    International Paper Premium Papers EEIG           Saint-Brice-sous-Foret, France
                                                      An der Gohrsmuhle,, 1465 Bergisch Gladbach, Germany              GER
    Zanders Benelux S.P.R.L.                          Ave, des Pagodes 1, 1020 Brussels, Belgium                       BEL
    Zanders FinePapers Ltd.                           Chronicle House, Larkfield, Aylesford, Kent, ME20 6SE England    ENG
    Zanders Iberia S.L.                               Carrer Joan Guell 149 Etio. C., 08028 Barcelona, Spain           SPA
    Zanders International Finance B.V.                c/o Deutsche de Bary Trust N.V. Herengracht 450-454, 1017CA      NET
                                                        Amsterdam, Netherland
    Zanders Italia s.r.l.                             Via Ca Dell'Orbo n. 13-14, Villanova di Castenaso (Bo) Italy     ITA
    Zanders U.S.A., Inc.                              100 Demarest Drive, Wayne, NJ 07470                              NJ
International Paper Equipment Company                 Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Financial Services, Inc.          6400 Poplar Avenue, Memphis, TN 38197                            DE

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


                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
International Paper Finance Company (I)               Unit 7A -- Yeadon Airport Industrial Estate, Harrogate Road,     ENG
                                                        Yeadon, West Yorkshire LS19 7WP, United Kingdom
International Paper Finance Co. (II) Oy               IFSC House, Custom House Quay, Dublin 2, Ireland                 FIN
International Paper France Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
  International Paper Packaging SA                    B.P. 312, 25 Chemin des Freres Lumiere, 69802, St. Priest        FRA
                                                        France
    Arizona Chemical S.A.                             262 Avenue Jean Jaures, 79000 Niort, France                      FRA
    International Paper Emballages Liquidas S.A.      B.P. 312, 25 Chemin des Freres Lumiere, 69802, St. Priest        FRA
                                                        France
    Societe Normande de Carton Ondule                 25, rue Michel Salles, 92210 Saint-Cloud, France                 FRA
  Societe Mediterrraneanne D'Emballages S.A.          25, rue Michel Salles, 92210 Saint-Cloud, France                 FRA
  Societe Moderne D'Emballages S.a.r.L.               25, rue Michel Salles, 92210 Saint-Cloud, France                 FRA
  International Paper Investments (France) S.A.       1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
    International Paper Developpement SNC             Parc Ariane 5/7 Boulevard des chenes 78284 Guyancourt France     FRA
    International Paper S.A.                          1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
      Papeteries du Souche SARL                       Mill of Anould, BP 1 88230 Fraize Anould France                  FRA
      Societe Industrielle des Pates et Papiers SARL  Parc Ariane 5/7 boulevard des Chenes 78284 Guyancourt France     FRA
      Soder SNC                                       17, avenue Maillard 19104 Brive France                           FRA
      Societe Papetiere de Financement SARL           Parc Ariane 5/7 boulevard des Chenes 78284 Guyancourt France     FRA
      Bois et Papiers Participations S.A.R.L          Parc Ariane 5/7 boulevard des chenes 78284 Guyancourt, France    FRA
      Papeteries de France S.N.C.                     1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
      Aussedat Rey Nederland B.V.                     DeBoelelaan 575A, 1082 RM Amsterdam, The Netherland              NET
      Aussedat Rey (UK) Limited                       Hill House, McDonald Road, Highgate Hill, LONDON N19 5NA UK      ENG
      Celimo Cellulose du Limousin S.N.C.             1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
      Comptoir des Bois de Brive S.N.C.               17, avenue Maillard, 19104 Brive Cedex, France                   FRA
      Corimex S.N.C.                                  Zone Industrielle de Ladoux Cebazal, 63118 Clermont-Ferrand,     FRA
                                                        France
      International Paper (Deutschland) GmbH          Volmerswerther Strasse 20, 40221, Dusseldorf, Germany            GER
      International Paper (Espana), S.L.              Munlaner 200, Atico 7 E-08036, Barcelona, Spain                  SPA
      Papeteries duPont de Claix S.A.R.L.             1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
      Societe de Reboisement Societe Civile           17, avenue Maillard, 19104 Brive Cedex, France                   FRA
      Societe Immobiliere des Papeteries de France    1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
        S.A.
      S.P.S.V. S.A.                                   1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
        Polyrey S.N.C.                                1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
          Polyrey Iberica S.A.                        Calle Ronda 38, 08100 San Fost de Campsentelles, Barcelona,      SPA
                                                        Spain
          International Paper Benelux S.A.            Haachtsesteenweg 162, 1830 Melsbroek, Belgium                    BEL
          Polyrey (U.K.) Limited                      Mattey House, 128-136 High Street, Edgware, Middlesex, HA8       ENG
                                                        7EL, UK
    Arizona Chemical S.A.R.L.                         11 Bis Avenue Auber, 06000 Nice, France                          FRA
    Cellulose et Papiers de Pologne S.A.              1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France       FRA
    International Paper Industrie France S.A.         25 Chemin des Freres Lumiere, Saint-Priest, Cedex, France        FRA
International Paper Holding AG                        Schlumpf & Partner Treuhand AG, Alpenstrasse 12, Zug,           SWIT
                                                        Switzerland
International Paper Holdings Chile, S.A.              Evaristo Lillo, 1126 Piso, Las Condes, Santiago, Chile          CHILI
International Paper Holdings Company                  Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Investment Corporation            Wilmington Trust Center, 1105 N. Market Street, Suite 1300,      DE
                                                        Wilmington, DE
  International Paper Czech Republic, s.r.o.          Vrsni 54, 182 00 Prada 8, Czech Republic                         CZE
  International Paper (Europe) S.A.                   Boulevard de la Woluwe, 100, 1200 Brussels, Belgium              BEL
  IP Finance (Barbados) Limited                       Ernest & Young Bldg., Bush Hill, Bay St., Bridgetown,            BAR
                                                        Barbados
  International Paper Hungary Kereskedelmi Kft.       Rumbach Center, Rumbach S.u. 21.H-1075, Budapest, Hungary        HUN
  Siding Administration and Recovery Maximization     Two Manhattanville Road, Purchase, NY 10577                      AR
    Company

                                                                               5

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
International Paper Investments (CIS) Inc. (US)       Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Investments (Poland), Inc.        Two Manhattanville Road, Purchase, NY 10577                      DE
  International Paper -- Kwidzyn S.A.                 ul. Lotnicza 1, 82500 Kwidzyn, Poland                            POL
    Bartorex SP.ZO.O.                                 Krobia K. Torunla, 87-162 Lubicz, Poland                         POL
    Impap -- SP.ZO.O.                                 ul. 30 Stycznia 35, 83-100 Tczew, Poland                         POL
    Tor-Pal SP.ZO.O.                                  ul. Lotnicza 1, 82500 Kwidzyn, Poland                            POL
  International Paper -- Klucze S.A.                  ul. Zawlercianska 1, 32-310 Klucze, Poland                       POL
  International Paper Liquid Packaging (Poland)       Sp.zo.o                                                          POL
    Sp.zo.o.
International Paper Italia S.p.A.                     Via Ornago, 55, 20040 Bellusco, (Milan) Italy                    ITA
International Paper Jamaica, Ltd.                     Lot 5, Henderson Avenue, Naggo Head Industrial Estate Naggo      JAM
                                                        Head, Saint Catherine, Jamaica, West Indies
International Paper Korea Ltd.                        IP House, 552-1 Shinsa-dong, Kangnam-ku, Seoul, Korea            KOR
International Paper -- Masonite Holding Company Ltd.  Two Manhattanville Road, Purchase, NY 10577                      DE
  Masonite Korea Yuhan Hoesa                          1240 Chungwang-Dong, Korea                                       KOR
  Masonite (Hangzhou) Fiberboard Corporation          Hangzhou Economic and Technological Development Zone,            PRC
    Limited                                             Hangzhou, Zhejiang Prov., PRC
  Escort City Enterprises                             Vigo Lane, Chester Le Street, Co. Durham, DH3 2RB, United        ENG
                                                        Kingdom
    Union Camp Chemicals Ltd.                         Vigo Lane, Chester Le Street, Co. Durham, DH3 2RB, United        ENG
                                                        Kingdom
      Union Camp Chemicals (Pension Trustees) Ltd.    Vigo Lane, Chester Le Street, Co. Durham, DH3 2RB, United        ENG
                                                        Kingdom
  International Paper Group (UK) Limited              Howley Park Estate, Morley, Leeds LS27 OQT, England              ENG
      International Paper (UK) Limited                Inverurie Mills, Aberdeenshire, Scotland, AB51 5NR, UK          SCOT
      International Paper (Leeds) Limited             Aberdeenshire, Scotland, A851 5NR, UK (registered office)       SCOT
                                                        Yeadon Industrial Estate, Yeadon, E. Yorkshire, LS19 7WP,
                                                        IK (mail)
      IP Information Services Limited                 Inverurie Mills, Aberdeenshire, Scotland, AB51 5NR, UK          SCOT
    IP UK Operations Holding Limited                  Howley Park Estate, Morley, Leeds LS27 OQT, England              ENG
      Forest Lines Agencies (UK) Limited              Cerdic House, The Dock, Felixtowe, Suffolk, IP11 8TX,            ENG
                                                        England
      International Paper Company Limited             Manor House, 1 The Leatherhead, Surrey KT22 8DH England          ENG
      International Paper Containers (UK) Limited     Road 3, Industrial Estate, Winsford, Cheshire, ENG W7 3RJ        ENG
      Veratec                                         First Field Lane, Braunlon, North Devon, EX33 1 ER, England      ENG
International Paper -- Masonite (Bermuda)             c/o Codan Services Limited, Clarendon House, Church Street,      BER
  UnLimited                                             P.O. Box HM 1022, Hamilton HM DX, Bermuda
  International Paper Holdings Ireland                Carrick-on-Shannon, County Leitrim, Ireland                      IRE
    Masonite Ireland                                  Carrick-on-Shannon, County Leitrim, Ireland                      IRE
      Masonite Europe                                 Segrave House, 19/20 Earlsdorf Terrace, Dublin 2, Ireland        IRE
      Masonite Ireland Research                       Carrick-on-Shannon, County Leitrim, Ireland                      IRE
International Paper (Papeteries Etienne) Holdings,    Two Manhattanville Road, Purchase, NY 10577                      FRA
  Inc.
  Papeteries Etienne S.A.                             29 Avenue de Camargue, 13632 Arles, France
International Paper Portfolio Investments, Inc.       Two Manhattanville Road, Purchase, NY 10577                      DE
International Paper Professional Services             Two Manhattanville Road, Purchase, NY 10577                      DE
  Corporation
International Paper Realty Corporation                3 Paragon Drive, Montvale, NJ 07645                              DE
  Bear Mountain Development Corporation               3 Paragon Drive, Montvale, NJ 07645                              DE
  Haig Point, Inc.                                    3 Paragon Drive, Montvale, NJ 07645                              DE
    Haig Point Club, Inc.                             P.O. Box 7319, Hilton Head Island, SC 29938                      SC

                                                                               6

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
    Haig Point Community Association, inc.            P.O. Box 7319, Hilton Head Island, SC 29938                      SC
    Haig Point Ferry Company, Inc.                    P.O. Box 7319, Hilton Head Island, SC 29938                      SC
    Haig Point/Melrose Wastewater Treatment           P.O. Box 7319, Hilton Head Island, SC 29938                      SC
      Company, Inc.
    Haig Point Utility Company, Inc.                  P.O. Box 7319, Hilton Head Island, SC 29938                      SC
International Paper (Russia) Holding Company          Two Manhattanville Road, Purchase, NY 10577                      DE
  OAO Svetogorsk                                      Need address                                                     RUS
International Paper Sverige A.B.                      Box 55066 Odegardelet 48, S-40053 Goteborg, Sweden               SWE
  Arizona Chemical Aktiebolag A.B.                    Box 66, S-820 22, Sandarne, Sweden                               SWE
    Arizona Chemical B.V.                             'De Molenberg', Hellingstraat 22H, N-1271, Va Huizen,            NET
                                                        Netherland
    Arizona Chemical GmbH                             Bahrenfelder Strasse 244, D-22765 Hamburg, Germnay               GER
    Arizona Chemical Limited                          Manor House, 1 The Crescent, Leatherhead, Surrey, KT 22 8DH      ENG
                                                        England
International Paper Taiwan Ltd.                       7th Floor, Walsin Financial Bldg., 117, Sect. 3, Min Sheng       TAI
                                                        East Road, Taipei 10446 Taiwan, Republic of China
International Paper Trademark Company                 919 Market Street, (Suite 610), Wilmington, DE                   DE
International Paper (Turkey) Holding Company          Two Manhattanville Road, Purchase, NY 10577                      DE
International Pulp Sales Company                      Two Manhattanville Road, Purchase, NY 10577                      DE
IPI Corporation                                       Juzen Bldg., 9-6 Nagata-cho 2-chome, Chlyoda-ku, Tokyo 100       JAP
                                                        Japan
IPI s.R.l.                                            Vla Piermarini 19, 06132, San Sisto (Perguia) Italy              ITA
IP Forest Resources Company                           Two Manhattanville Road, Purchase, NY 10577                      DE
IP Investment Holdings Ltd. (inactive)                Two Manhattanville Road, Purchase, NY 10577                      DE
IP Online, Inc.                                       Two Manhattanville Road, Purchase, NY 10577                      DE
IP Petroleum Company, Inc.                            1600 Smith Street, Suite 3600, Houston, TX 77002                 DE
Longview, Portland & Northern Railway Company         7762 U.S. Hwy. 101, Box 22, Gardiner, OR 97441                   WA
Masonite Corporation                                  One South Wacker DrIve, Chicago, IL 60606                        DE
  Masonite (Africa) Limited                           14th Floor Nedbank Centre, Durban Club Place, Durban 4001,      SOAF
                                                        Republic of So. Africa
    Ezebilt Products (PTY) Ltd.                       322 Mark Street, Waltoo, Silverton, Pretoria 0127, Republic     SOAF
                                                        of So. Africa
  Masonite CP Ltd.                                    Jason House, Kerry Hill, Horsforth, Leeds, LS 18 4JR,            ENG
                                                        England
  Masonite Corporation Foreign Holdings Ltd.          One South Wacker Drive, Chicago, IL 60606                        DE
    International Paper (Netherlands) B.V.            P.O. Box 54128, 3008 JC Rotterdam, The Netherland                NET
    Akrosil Europe B.V.                               Imstenraderweg 15, 6422 PM Heerlen, The Netherland               NET
    Forest Lines Agencies B.V.                        Kantoorschip 'Hendrick', P.O. Box 54128, 3008, JC Rotterdam,     NET
                                                        The Netherland
    Kleefsman B.V.                                    Patimoniumlaan 46-48, 3904 AE Veenendael, The Netherland         NET
    Recom B.V.                                        Nieuweweg 283A, 6603 BN Wijchen, The Netherland                  NET
    Scaldia Papier B.V.                               Fabrieksweg 23-27, 6541 BP Nijmegen, The Netherland              NET
Myrtle Investments, Inc.                              Two Manhattanville Road, Purchase, NY 10577                      DE
Ngahere Aotearoa, Inc.                                Two Manhattanville Road, Purchase, NY 10577                      NZ
  Carter Holt Harvey                                  640 Great South Road, Manakau City, Auckland, New Zealand        NZ
PAPCO INC.                                            3101 International Drive East, Mobile, AL                        DE

                                                                               7

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
Papeteries d'Espaly S.A.                              Esplay, 43000 le Puy-en-Velay, France                            FRA
Pintu Acquisition Company, Inc.                       One South Wacker Drive, Chicago, IL 60606                        DE
Puerto Rico Container Company                         Carretera Num. 2, KM 15.2, Bayamon, Puerto Rico 00619            DE
Saratoga Development Corporation                      Two Manhattanville Road, Purchase, NY 10577                      DE
Shanghai International Paper CNPC Ltd.                Jinqiao Export Processing Zone, Pudong                           PRC
                                                        New Area, Shanghai, People's Republic of China
Shanghai International Paper Trading Company          Need address                                                     PRC
  Limited
Societe Guadaloupeenne de Carton Ondule               Boite Postale No. 2, 97101 Besse Terre, Guadeloupe, FWI          FRW
Spectra Serve, Inc. -- Dissolved                      Two Manhattanville Road, Purchase, NY 10577                      DE
Strathmore Paper Company (nameholding company)        Two Manhattanville Road, Purchase, NY 10577                      DE
Sustainable Forests L.L.C.                            Two Manhattanville Road, Purchase, NY 10577                      DE
Sustainable Forest Technologies, Inc.                 6600 LBJ Freeway, 2nd Floor, Dallas, TX 75240                    LA
Taussig's Graphic Supply Inc. -- Dissolved            1600 Smith Street, Suite 3600, Houston, TX 77002                 DE
The Long-Bell Petroleum Company, Inc.                 Two Manhattanville Road, Purchase, NY 10577                      DE
Timberlands Capital Corp. II, Inc.                    Two Manhattanville Road, Purchase, NY 10577                      DE
  Timberlands Capital Corp. III, Inc.                 Two Manhattanville Road, Purchase, NY 10577                      DE
  Transtates Properties, Inc.                         3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         DE
    The Branigar Organization                         3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         IL
      Branigar Credit Corporation                     3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         IL
      Branigar Properties, Inc.                       3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         GA
      SP Forests L.L.C.                               Two Manhattanville Road, Purchase, NY 10577                      DE
      White Pines, Inc. (inactive)                    3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         IL
    Sherwood & James Advertising, Inc.                3-D Skidaway Village Walk, Suite 201, Savannah, GA 31411         DE
U.C. Realty Corp.                                     Two Manhattanville Road, Purchase, NY 10577                      DE
Union Camp Argentina, S.A.                                                                                             ARG
  Puntapel, S.A.                                      Av. Libertador 1258, 1638 Vicente Lopez, Prov. Buenos Aires,     ARG
                                                        Argentina
Union Camp Business Development Corporation           Two Manhattanville Road, Purchase, NY 10577                      DE
Union Camp Foreign Sales Corp.                        Two Manhattanville Road, Purchase, NY 10577                      BAR
Union Camp Holding B.V.                               c/o Delta Llyod Bank N.V., Joan Muyskenweg 4, Postbus 231,       NET
                                                        1098 CJ Amsterdam, The Netherlands
  Olmuksa Mukavva Sanayi ve Ticaret A.S.              Konaklar Mahallesi,Emlak Kredi Bank. Bloku K.5 D.19,80745 4.     TUR
                                                        Levent, Istanbul, Turkey
International Paper Ireland                           Ashbourne, County of Meath, Ireland                              IRE
  Union Camp Holdings Limited                         Ashbourne, County of Meath, Ireland                              IRE
Union Camp Corporation (nameholding company           Two Manhattanville Road, Purchase, NY 10577                      DE

                                                                               8

                                                                                                                      PLACE
                                                                                                                       OF
                 SUBSIDIARY NAME                                                ADDRESS                               INC.
----------------------------------------------------------------------------------------------------------------------------
Union Camp Hong Kong Ltd.                             Suite A, 61st Floor, Bank of China Tower, 1 Garden Rd.,          HK
                                                        Central, Hong Kong
  Eastgate Packaging Ltd.                             Room 1606-7, Citimark, 28 Yuen Shun Circuit, Siu Lek Yuen,       HK
                                                        Shatin, N.T. China
    Chengdu Eastgate Packaging Company                                                                                 PRC
    GZ XIN LI Paper Packaging Co., Ltd.               N. 2 Industrial Zone, Luntou Village, Lunton Road, Haizhu        PRC
                                                        District, Guangzhou, China
Union Camp Patent Holding, Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
   Bush Boake Allen Inc. (Bush Boake Allen Inc. and   7 Mercedes Drive, Montvale, NJ 07645                             VA
its subsidiaries were recently sold)                  7 Mercedes Drive, Montvale, NJ 07645                             DE
    Asilan Investments Inc.                           Blackhorse Lane, Walthamstow, London, E17 5QP, UK                ENG
    Bush Boake Allen Enterprises Ltd.                 Blackhorse Lane, Walthamstow, London, E17 5QP, UK                ENG
    Bush Boake Allen Holdings (UK) Ltd.               Blackhorse Lane, Walthamstow, London, E17 5QP, UK                ENG
    Bush Boake Allen, Ltd.                            Blackhorse Lane, Walthamstow, London, E17 5QP, UK                ENG
    A. Boake, Roberts & Company (Holdings) Ltd.       310 Frankston Road, Dandendong, Victoria, Australia              AUS
    Bush Boake Allen Australia, Ltd.                  1 Enterprise Road, Jurong -- Singapore 2262                     SING
    Bush Boake Allen Singapore Pte, Ltd.              1-5 Seven Wells Street, St. Thomas Mount, Madras 6000 16 India   IND
    Bush Boake Allen (India) Limited                  Cypresbaan 14, 2908 Lt. Capelle Aan Den I Jssel, The             NET
                                                        Netherlands
    Bush Boake Allen Benelux BV                       191 Dong Jiang Da Dao, Guangzhou Economic & Technical            PRC
                                                        Development Zone,
    Bush Boake Allen Guangzhou Company Ltd.           Guangzhou City, Guangzhou Province, PRC 510730
Union Camp Technology, Inc.                           Two Manhattanville Road, Purchase, NY 10577                      VA
Weston Paper and Manufacturing Co., The --            Two Manhattanville Road, Purchase, NY 10577                      OH
  Dissolved
  Wabash Fibre Box -- Dissolved                       Two Manhattanville Road, Purchase, NY 10577                      AR
Zellerbach Paper Company (nameholding company)        Two Manhattanville Road, Purchase, NY 10577                      CA
751178 Ontario Limited                                c/o Borden & Elliot, Scotia Plaza, 40 King Street West,          CAN
                                                        Toronto, Ontario CAN M5H 3Y4

                                                                               9

COMPANY                                    ADDRESS                                                          INC.
-------                                    -------                                                          ----
                                                              CHAMPION SUBSIDIARIES
                                                              ---------------------
Champion International Corporation         One Champion Plaza, Stamford, CT 06921                           NY
    Angelina & Neches River Railroad       2225 Spence Street, P.O. Box 1328, Lufkin, TX 75902-1328         TX
      Company
    Bucksport Leasing Company              River Road, Bucksport, ME 04416                                  DE
    Champion Export Corporation            One Champion Plaza, Stamford, CT 06921                           DE
    Champion International Asia, Ltd.      One Champion Plaza, Stamford, CT 06921                           DE
    Champion International Capital         One Champion Plaza, Stamford, CT 06921                           DE
      Corporation
    Champion International de Mexico,      One Champion Plaza, Stamford, CT 06921                           DE
      Inc.
    Champion International Europe, Inc.    One Champion Plaza, Stamford, CT 06921                           DE
    Champion Papers Import Corporation     One Champion Plaza, Stamford, CT 06921                           DE
    Champion Papers Inc.                   Knightsbridge Drive, Hamilton, OH 45020                          OH
        Champion Papel e Celulose Ltda.    Rodovia SP-340, Km 171, Mogi Guacu, SP, 13840-970, Brazil        Brazil
            Chamflora Amapa                Rua Claudio Lucio Monteiro, s/n no. 0, Beira Rio, casa n no. 0 3,  Brazil
              Agroflorestal Ltda.          Bairro Novo Horizonte-Santana-Amapa, Brazil
            Chamflora Mogi Guacu           Rodovia SP-340, Km 171, Mogi Guacu -- SP, 13840-970              Brazil
              Agroflorestal Ltda.
            Chamflora Tres Lagoas          Av. Aldair Rosa de Oliveira, 1652, Vila Cardoso, Tres            Brazil
              Agroflorestal Ltda.          Lagoas, , 79640-000, Brazil
            Inpacel -- Agroflorestal       Rodovia Municipal DR 001, Km 07 -- Fazenda, Barra Mansa          Brazil
              Ltda.                        s/n no. 0 84990-000, Arapoti, Parana, Brazil
            Inpacel -- Industria de        Rodovia Municipal DR 001, Km 07 -- Fazenda, Barra Mansa          Brazil
              Papel Arapoti S.A.           s/n no. 0 84990-000, Arapoti, Parana, Brazil
            Inverdays Company S.A.         Juncal 1305, Piso 21, Montevideo, Uruguay (See CSMP for          Uruguay
                                           mailing address)
            Tres Lagoas Agroflorestal      Av. Aldair Rosa de Oliveira, 1652, Vila Cardoso, Tres            Brazil
              Ltda.                        Lagoas, MS, 79640-000, Brazil
            Amapa Florestal e Celulose     Rua Claudio Lucio Monteiro, s/n no. 0., Beira Rio, casa           Brazil
              S.A. -- Amcel                n no. 0 3, Bairro, Novo Horizonte Santana -- Amapa, Brazil
    Champion Realty Corporation            Four Greenspoint Plaza, Suite 1400, 16945 Northchase Drive,      DE
                                           Houston, TX 77060
        Northwest Crossings                Four Greenspoint Plaza, Suite 1400, 16945 Northchase Drive,      DE
                                           Houston, TX 77060
            Eagle Harbor Realty            1880 Eagle Harbor Parkway, Orange Park, FL 32073                 FL
              Associates
            Eagle Harbor at Flemming       1880 Eagle Harbor Parkway, Orange Park, FL 32073                 FL
              Island (JV)
    Champion Recycling Corporation         One Champion Plaza, Stamford, CT 06921                           DE
    Champion Investments (Bermuda), Inc.   Blv. De la Woluwe, 100, B-200, Brussels, Belgium                 DE
    IP Pacific Timberlands, Inc.           1011 East Main, Suite 303, Puyallup, WA 98372                    DE
    Lake Superior Land Company             101 Red Jacket Road, Calumet, MI 49913                           DE
    Moskow, Camden & San Augustine         Box 128, Camden, Polk County, TX 75934                           TX
      Railroad
    Southland Energy Company               Two Greenspoint Plaza, 16825 Northchase Drive, Houstin, TX       TX
        Cariboo Pulp & Paper Company       1055 West Hastings Street, Vancouver, B.C. V6B 3V8               British Columbia
          Limited
        Houston Forest Products            3000 -- 1055 West Georgia Street, Vancouver, B.C.                British Columbia
          (Trustee) Ltd.
        Houston Forest Products Company    1055 W. Hastings Street, Vancouver, B.C. V6B 3V8
          (JV)
        SFP Acquisitions Inc.              1500 Bankers Hall -- 855, 2nd Street, S.W., Calgary, Alberta     Alberta
                                           T2P 4J7
        Sunpine Inc.                       c/o P. O. Box 2179, Vancouver, B.C. V6B 3V8                      Alberta
            Suneco Inc.                    4500 Bankers Hall East, 855, 2nd St. S.W., Calgary, Alberta      Alberta
                                           T2P 4K7
            Sunpine Forest Products        4500 Bankers Hall East, 855, 2nd St. S.W., Calgary, Alberta      Alberta
              Limited                      T2P 4K7
    Weldwood of Canada Limited             1055 West Hastings Street, Vancouver, PO Box 2179, British       British Columbia
                                           Columbia V6B 3V8
        484577 B.C. Ltd.                   8th Floor, 1055 West Hastings St. Vancouver, BC V6B 3V8          British Columbia
            Westech Wood Products Ltd.     8th Floor, 1055 West Hastings Street, Vancouver, BC V6B 3V8      British Columbia
        Babine Forest Products Limited     c/o PO Box 2179, Vancouver, B.C. V6B 3V8                         British Columbia
            Babine Ventures Ltd.           3000 Royal Centre, PO Box 11130, Vancouver, B.C. V6E 3R3         British Columbia
            Babine Forest Products         c/o PO Box 2179, Vancouver, B.C. V6B 3V8                         British Columbia
              (Trustee) Limited
                410503 B.C. LTD.           3000 Royal Centre, P.O. Box 11130, 1055 W. Georgia St.,          British Columbia
                                           Vancouver, BC V6E 3R3
                Babine Timber Limited      3000 Royal Centre, P.O. Box 11130, 1055 W. Georgia Street,       British Columbia
                                           Vancouver, BC V6E 3R3
                Decker Lake Forest         3000-1055 W. Georgia St., Vancouver, BC V6E 3R3                  British Columbia
                  Products Ltd. (100%
                  Class B Shares)
        Weldwood International Limited     1055 West Hastings Street, PO Box 2179, Vancouver, B.C. V6B      British Columbia
                                           3V8
        Weldwood Sales Limited             1055 West Hastings Street, Vancouver, B.C. V6B 3V8               British Columbia
        Weldwood Transportation Limited    1055 West Hastings Street, PO Box 2179, Vancouver, B.C. V6B      British Columbia
                                           3V8

COMPANY                                    ADDRESS                                                          INC.
-------                                    -------                                                          ----
                                                      CHAMPION INACTIVE SUBSIDIARIES
                                                      ------------------------------
St. Regis DeCosta Rica, S.A.               No office; Books held by Price Waterhouse in San Jose            Costa Rica
St. Regis Pan Am Ltd.                      One Champion Plaza, Stamford, CT 06921                           DE
St. Regis Paper Company (Canada) Ltd.      c/o PO Box 2179, Vancouver, BC V6B 3V8
  (Voluntary Diss)
St Regis International Corporation         No office                                                        Panama
St. Regis Suriname, N.V.                   No office                                                        Suriname
Envases Perga de Cuba, SA                  Assets seized by Castro                                          Cuba
Envases Industriales Nicarguerses, SA      No office                                                        Nicaragua
Envases Industriales Nicarguerses, SA      No office                                                        Nicaragua
Neopac, N.A.                                                                                                Mexico
Envases Perga de Cuba, SA                                                                                   Cuba
HRP Holdings                               3000 Royal Centre, P.O. Box 11130, 1055 W. Georgia St.           British Columbia
                                              Vancouver, BC V6E 3R3
Parkhome Developments Limited              1055 West Hastings Street, Vancouver, B.C. V6B 3V8               British Columbia
Champion Forest Products (Alberta) Ltd.    c/o P.O. Box 2179, Vancouver, BC VB 3V8                          Amalgamated
  (Voluntary Diss.)
410500 B.C. Ltd.                           3000 Royal Centre, P.O. Box 11130, 1055 W. Georgia St.,          British Columbia
                                              Vancouver, BC V6E 3R3
T.K. Ranch Ltd.                            c/o PO Box 2179, Vancouver, BC V6B 3V8                           British Columbia
Weldwood Acquisitions Limited              3000 Royal Centre, 1055 West Georgia Street, P.O. Box 11130,     British Columbia
                                              Vancouver, BC V6E 3R3
Weldwood of Canada Sales Limited           1055 West Hastings Street, Vancouver, B.C. V6B 3V8               Canada
  (Voluntary Diss)
Weldwood Lumber Sales Limited              1055 West Hastings Street, Vancouver, B.C. V6B 3V8               Canada

                                                 CHAMPION SUBSIDIARIES OWNED LESS THAN 50%
                                                 -----------------------------------------
    Lake Superior Land Company             101 Red Jacket Road, Calumet, MI 49913                           DE
        Porcupine Land Association,        210 North Front Street, Marquette, MI 49855                      MI
          Ltd. (30%)
            Babine Ventures Ltd.           3000 Royal Centre, PO Box 11130, Vancouver, B.C. V6E 3R3         British Columbia
                Burnslake Specialty Wood                                                                    British Columbia
                  Ltd. (44.9%)
    Weldwood of Canada Limited             1055 West Hastings Street, Vancouver, PO Box 2179, British       British Columbia
                                              Columbia V6B 3V8
        Seaboard Lumber Sales              3rd Fl., 20 Brooksbank Ave., N. Vancouver, B.C., V7J2B8
          Limited (20.37%)
        Seaboard Shipping Company          3rd Fl., 20 Brooksbank Ave., N. Vancouver, B.C. V7J2B8
          Limited (10.07%)
        Vernon Seed Orchard Company        2500-595 Burrard Street, P.O. Box 49200, Vancouver, B.C.,        British Columbia
          Limited (30%)                       V7X 1L1

Shorewood Packaging Corporation
        Shorewood Acquisition Corporation of Delaware, Inc.
            Shorewood Packaging Corporation of Virginia, Inc.
            Shorewood UK Limited
            SPC Company of New York, Inc.
        Shorewood Corporation of Canada Limited
            Shorewood Packaging Corporation of Canada Limited
            Shorewood Carton Corporation Limited
            SPC Corporation Limited
        Shorewood Digital Corporation
        Shorewood Holographic Patterns, Inc.
        Shorewood Packaging Company of Illinois, Inc.
        Shorewood Packaging Corporation of Alabama
        Shorewood Packaging Corporation of Connecticut
        Shorewood Packaging Corporation of Georgia
        Shorewood Packaging Corporation of Indiana
        Shorewood Packaging Corporation of Kentucky
        Shorewood Packaging Corporation of New Jersey
        Shorewood Packaging Corporation of Oregon
        Shorewood Packaging of California, Inc.
        Shorewood Packaging of Delaware, Inc.
        Shorewood Packaging of North Carolina, Inc.
        Shor-Wrap, Inc.
        Shorewood Technologies, Inc.
        Shorewood UK Ltd.
            Shorewood EPC Europe Limited
        SPC Company of Virginia, Inc.
        SPC Asia Limited
        SPC (Bermuda) Ltd.
                Shorewood Asia Ventures, Ltd. (SPC Asia, Ltd. -- 27.5%;
                     SPC (Bermuda) Ltd. -- 27.5%)
                        Shorewood Packaging China Ventures Ltd.
                                Shorewood Packaging (Guangzhou) Co., Ltd.

                                    Exhibit A

                                    item (2)

                                  Balance Sheet

                                       And

                                Income Statement

                        Saratoga Development Corporation

                        SARATOGA DEVELOPMENT CORPORATION
                                INCOME STATEMENT
                  FOR PERIODS ENDING DECEMBER 31 1999 AND 2000


                                                                       December 31,
                                                                   1999            2000
OTHER INCOME/EXPENSE

  Dividend Income Consolidated Subsidiaries
     Consolidated Subsidiaries Domestic                            $6,000,000      $7,000,000

  Other Expense
     Minority Interest Expense                                     (9,106,413)              0
     Taxes Other Than Income                                                0               0

               Total Earning/(Loss) Before Income Taxes           ($3,106,413)     $7,000,000

Provision for Income Taxes

  Current
     U.S. Federal Income Taxes                                             $0              $0
     State and Local Income Taxes                                     544,368               0

                                                  Total               544,368               0

  Deferred
     U.S. Federal Income Taxes                                              0               0
     State and Local Income Taxes                                           0               0

                                                  Total                     0               0

                         Total Provision for Income Tax              $544,368              $0

Net Income/(Loss)                                                 ($3,650,781)     $7,000,000




                                     1 of 2

                        SARATOGA DEVELOPMENT CORPORATION
                                  BALANCE SHEET
                         AS OF DECEMBER 31 1999 AND 2000

                                                                         December 31,
                                                                     1999            2000
ASSETS

  Current Assets:
     Amounts Due From/(To) Subsidiaries
          Inter-Company Receivable (Non-Trade)                       $52,349,938     $59,349,938

  Other Assets and Deferred Charges:
          Investment at Equity                                        10,448,950      10,448,950
          Other Deferred Charges                                              26              26

                 Total Other Assets and Deferred Charges              10,448,976      10,448,976

TOTAL ASSETS                                                         $62,798,914     $69,798,914


LIABILITIES

  Current Liabilities
     Prior Year State and Local Taxes                                    $51,000         $51,000
     Prior Year State and Local Taxes                                    (48,613)        (48,613)
     Current Year State Income Tax Provision                           5,361,189       5,361,189

                                              Total                    5,363,576       5,363,576

  Minority Interest                                                   36,319,114               0

  Deferred Income Taxes
     Deferred Federal Income Taxes                                    12,041,919      12,041,919
     Deferred State and Local Income Taxes                             3,964,786       3,964,786

                                              Total                   16,006,705      16,006,705

TOTAL LIABILITIES                                                    $57,689,395     $21,370,281


EQUITY

  Common Stock                                                               100             100

  Retained Earnings                                                    5,109,419      48,428,533

TOTAL EQUITY                                                          $5,109,519     $48,428,633

                 TOTAL LIABILITIES AND EQUITY                        $62,798,914     $69,798,914
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